FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

July 2, 2009

Item 3: News Release:

A news release dated and issued on July 2, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Closes Private Placement for Gross Proceeds of $415,500

Item 5: Full Description of Material Change:

July 2, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) announces that is has closed a non brokered private placement of 3,462,500 units (“Units”) at a price of $0.12 per Unit for aggregate gross proceeds of $415,500. Each Unit consisted of one common share of Freegold (“Common Share”) and one common share purchase warrant (“Warrant”).  Each warrant entitles the holder to acquire an additional  Common Share at a price of $0.20 at any time within 36 months of issuance.   The Units were sold to qualified purchasers in reliance upon exemptions and registration requirements of applicable securities legislation.  The proceeds from the sale of the Units will be used for general working capital requirements.   The TSX has conditionally accepted the placement.  The Common Shares and Warrants are subject to a four (4) month restricted period.

As indicated in its recent news releases, the Company is currently pursuing a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company, as it currently does not have the ability to repay its existing secured loans. These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects and in the possibility of business combinations. There is no assurance that the Company will be able to successfully conclude any such transaction or arrange financing sufficient to satisfy its creditors.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd day of July 2009